UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	1-41567

PROSOMNUS, INC.
(Exact name of registrant as specified in its charter)

5675 Gibraltar Drive Pleasanton, California 94588 (844) 537-5337
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share Warrants, each whole warrant exercisable for one share of Common Stock for $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

* As previously disclosed, on May 7, 2024, the Registrant and certain of its existing affiliates and subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The cases are being administered under the caption In re ProSomnus, Inc., et al. (Case No. 24-10972 (JTD)). Additionally, as previously disclosed, on July 30, 2024, the Bankruptcy Court entered an order confirming the Amended Joint Chapter 11 Plan of Reorganization of ProSomnus, Inc. and its Debtor Affiliates (including all exhibits and supplements thereto, the “Plan”). On August 5, 2024, the Plan will become effective pursuant to its terms. Pursuant to the Plan, upon its effectiveness, all outstanding shares of ProSomnus’s Common Stock and all outstanding Warrants to purchase Common Stock will be cancelled and extinguished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSOMNUS, INC.

Date: August 5, 2024	By:	/s/ Brian B. Dow
Name: Brian B. Dow
Title: Chief Financial Officer